Exhibit (a)(1)(N)

Re: Important Information Regarding Equity Exchange Offer

We have received your signed election (confirmation #_____) regarding the exchange offer under the equity exchange program.

We will notify you promptly following the closing of the exchange offer to confirm that your tendered eligible stock options or stock appreciation rights (SARs) have been accepted for exchange and cancelled, and to provide information regarding your replacement awards.

As a reminder, you may change your election at any time prior to the closing of the exchange offer as long as we receive your new properly completed and submitted election before 5:00 p.m., U.S. Eastern Time, on August 18, 2009.